InterOil Sets Fourth Quarter 2014 Results Conference Call Date

SINGAPORE and PORT MORESBY, Papua New Guinea, March 6, 2015 /PRNewswire/ -- InterOil Corporation (NYSE, POMSoX: IOC) will release financial and operating results for the fourth quarter and full-year 2014, before the market opens for trading on Tuesday, March 17, 2015. The full text of the news release and accompanying financials will be available on the company's website at www.interoil.com.

A conference call will be held on Tuesday, March 17, 2015 at 8:00 a.m. US Eastern (8:00 p.m. Singapore) to discuss the results, as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230-1059 in the US, or +1 (612) 234-9960 from outside the US. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn	David Wu	Cynthia Black
Senior Vice President	Vice President	Investor Relations
Investor Relations	Investor Relations	North America
T: +65 6507 0222	T: +65 6507 0222	T: +1 212 653 9778
E: michael.lynn@interoil.com	E: david.wu@interoil.com	E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse	John Hurst
Vice President	Cannings Corporate
Corporate Affairs	Communications
T: +65 6507 0222	T: +61 418 708 663
E: robert.millhouse@interoil.com	E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.